PROXY FORM

Annual Meeting
Hydro One Limited

WHEN:
Wednesday, June 5, 2024 at 9:30 am EDT

WHERE:
Virtual: www.virtualshareholdermeeting.com/HRNNF2024

STEP 1 **REVIEW YOUR VOTING OPTIONS**

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 **OR** FRENCH: 1-800-474-7501

BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR BEFORE VOTING.

G-YS02122020

CONTROL NO.:→

PROXY DEPOSIT DATE: June 3, 2024 at 9:30 am EDT

The control number has been assigned to you to identify your shares for voting.

You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.

INSTRUCTIONS:

1. **This Form of Proxy is solicited by and on behalf of management of the issuer.**
2. **You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to represent you at the Virtual Annual Meeting of Shareholders of Hydro One Limited. If you wish to appoint a person (a proxyholder) other than the persons whose names are printed on the other side of this form (management proxyholders) then you must:**
   - Write the name of your proxyholder on the "Appointee" line and provide a unique **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** (used for your proxyholder to access the Virtual Meeting) in the space provided on the other side of this form, sign and date the form, and return it by mail, or
   - Go to ProxyVote.com and insert the name of your proxyholder in the "Change Appointee(s)" section and provide a unique **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** on the voting site (used for your proxyholder to access the Virtual Meeting).

   In order for your proxyholder to access the Virtual Meeting, you **MUST** provide your proxyholder the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER**. Proxyholders can only be validated at the Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter.

   IF YOU DO NOT PROVIDE THE EXACT NAME AND CREATE AN EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR PROXYHOLDER WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING AND VOTE YOUR SHARES ON YOUR BEHALF.
3. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to any new matters that may properly be brought before the Meeting or any adjournment or postponement thereof.

   This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein.
4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required.
5. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The telephone system cannot be used if you designate a proxyholder (other than the management proxyholders) to represent you at the Virtual Meeting.

   If you vote by Internet or telephone, do not mail back this Form of Proxy.
6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder.
7. **The shares represented by this form of proxy will be voted or withheld from voting as directed. If no voting preferences are indicated on the reverse, the management proxyholders will vote as recommended by management.**
8. Unless prohibited by law or you instruct otherwise, your proxyholder will have full authority to access and represent you at the Virtual Meeting, and present matters to the Virtual Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Virtual Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management information circular.
9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate.
10. If the items listed in the management information circular are different from the items listed on the other side of this form, the management information circular will be considered correct.
11. This Form of Proxy should be read in conjunction with the accompanying management information circular.

PLEASE SEE OVER

PROXY FORM

Hydro One Limited

90

MEETING TYPE:	Annual Meeting		
MEETING DATE:	Wednesday, June 5, 2024 at 9:30 am EDT		
RECORD DATE:	April 8, 2024		
PROXY DEPOSIT DATE:	June 3, 2024 at 9:30 am EDT	**CUID:**	
ACCOUNT NO:		**CUSIP:**	

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): David Lebeter, or failing him, Cassidy McFarlane, each with full power of substitution

Change Appointee

If you wish to designate another person (other than the management proxyholders specified above) to access and represent you as your proxyholder at the Virtual Meeting, or any adjournment or postponement thereof, go to www.proxyvote.com or print your name or the name of the other person attending the Virtual Meeting in the space provided herein and provide a unique **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your proxyholder to access the Virtual Meeting. You may choose to direct how your proxyholder shall vote on matters that may come before the Virtual Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your proxyholder will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Virtual Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the management information circular for the Virtual Meeting. You can also change your proxyholder online at www.proxyvote.com.

You **MUST** provide your Proxyholder the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Virtual Meeting. Proxyholders can only access the Virtual Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX → ☐

MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE → ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

E-R3

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Election of Directors

Item		**FOR**	WITHHOLD
1A	Election of Director: Cherie Brant	☐	☐
1B	Election of Director: David Hay	☐	☐
1C	Election of Director: Timothy Hodgson	☐	☐
1D	Election of Director: David Lebeter	☐	☐
1E	Election of Director: Stacey Mowbray	☐	☐
1F	Election of Director: Mitch Panciuk	☐	☐
1G	Election of Director: Mark Podlasly	☐	☐
1H	Election of Director: Helga Reidel	☐	☐
1I	Election of Director: Melissa Sonberg	☐	☐
1J	Election of Director: Brian Vaasjo	☐	☐
1K	Election of Director: Susan Wolburgh Jenah	☐	☐

Item		**FOR**	WITHHOLD
02	**Appointment of External Auditors** Appoint KPMG LLP as external auditors for the ensuing year and authorize the directors to fix their remuneration.	☐	☐

Item		**FOR**	AGAINST
03	**Say on Pay** Advisory resolution on Hydro One Limited's approach to executive compensation.	☐	☐

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) ***INVALID IF NOT SIGNED***

M M D D Y Y